January 9, 2015

VIA EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Molina Healthcare, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed February 26, 2014
Form 10-Q for the Quarterly Period Ended September 30, 2014
Filed October 30, 2014
File No. 001-31719

Dear Mr. Rosenberg:

On behalf of Molina Healthcare, Inc. (the “Company”), this letter is in response to the comment letter to the Company dated December 15, 2014 from the United States Securities and Exchange Commission (the “Commission”) relating to the above-referenced periodic filings of the Company.

We appreciate the efforts of the Commission to assist us in our compliance with the applicable disclosure requirements and to enhance the overall disclosure in our filings. We make every effort to be transparent in our financial reporting in order to allow investors to understand our Company and the matters which affect our earnings, financial position, and results of operations.

Below we have listed your comment for ease of reference and our response to that comment. The number of the paragraph below corresponds to the number of the comment contained in the Commission’s letter:

Form 10-Q for the quarterly period ended September 30, 2014

Notes to Consolidated Financial Statements

2. Significant Accounting Policies

Revenue Recognition

Premium Revenue – Health Plans Segment, page 7

Comment:

1.	You recorded a liability of $272.6 million and $1.4 million at September 30, 2014, and December 31, 2013, respectively, for your obligation to return premiums if certain minimum amounts are not spent on defined medical care costs and state that the increase was primarily driven by the Medicaid expansion program. Please tell us how you determined the amount of these liabilities at each of those dates and your accounting policy for recording them.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

January 9, 2015

Response:

The Company’s obligation to return premiums if certain minimum amounts are not spent on defined medical care costs is derived from contracts into which the Company has entered in the ordinary course of its business. Such contracts include some of the Company’s state Medicaid contracts (including all of those to provide care to patients newly eligible for Medicaid under certain provisions of the Affordable Care Act of 2010 (“Medicaid Expansion”)); all of the Company’s Medicare Advantage contracts; and all of the Company’s Health Insurance Marketplace contracts. In some cases, the Company’s state Medicaid contracts require that additional premium revenue be paid to the Company if amounts spent on defined medical care costs exceed certain maximum amounts. The measurement period for such contractual provisions is typically one year; with time allowed subsequent to the measurement period for the payment of medical care costs incurred during the measurement period but not paid until the subsequent period.

While the specific requirements for the adjustment of premium revenue vary by contract, in all cases the requirements apply to a discrete population of members. In all circumstances where premium revenue is subject to adjustment based upon medical care costs incurred, such medical care costs are estimated monthly as part of the Company’s established procedures for the estimation of medical claims and benefits payable. The Company then compares those estimated medical care costs to the minimum (and, if appropriate, maximum) amounts allowed per the respective contracts, and adjusts as appropriate the amounts recorded as payable to (or receivable from) the relevant government agencies.

One of the central elements of the Affordable Care Act was the implementation of the so-called “Medicaid Expansion.” Commencing on January 1, 2014, the Medicaid Expansion made available through the Medicaid program fully subsidized health care services to previously uninsured individuals whose annual income falls below a specified percentage of the federal poverty level. Individual states can decide whether or not they choose to participate in the Medicaid Expansion. Several of the states in which we operate our health plans decided to participate in the Medicaid Expansion.

As noted in our disclosures, the bulk of our liability for the return of premiums recorded at September 30, 2014 related to contracts covering the Medicaid Expansion populations in various states, which were effective January 1, 2014. In fact, over 95% of the Company’s liability for the return of premiums recorded at September 30, 2014 related to its contracts to serve Medicaid Expansion members.

In establishing premium rates for their Medicaid Expansion programs, some states assumed that these individuals would be heavy utilizers of medical services. In some cases, this has not proved to be the case thus far, so the Company is recording amounts payable back to those states. Because the Medicaid Expansion was not implemented under the Affordable Care Act until January 2014, the Company had no contractual obligation in years prior to 2014 to return premiums relating to the expenditure of medical costs under the Medicaid Expansion.

Mr. Jim B. Rosenberg

Division of Corporation Finance

United States Securities and Exchange Commission

January 9, 2015

It is the Company’s policy to record any payable or receivable resulting from medical care costs that fall outside of any minimum required or maximum allowed amounts as an adjustment to premium revenue on a year-to-date basis based on our estimate of medical care costs. We calculate these amounts by comparing recorded medical costs to the minimum and maximum costs allowed on an individual state contract basis.

*****

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*****

If we may be of any assistance in answering questions which may arise in connection with this letter, please call the undersigned at (562) 435-3666, ext. 111566, or Jeff Barlow at (916) 646-9193, ext. 112462.

Respectfully submitted,

/s/ Joseph White
Joseph White
Chief Accounting Officer

cc:	Vanessa Robertson, SEC Senior Staff Accountant

Joel Parker, SEC Accounting Branch Chief

John C. Molina, Chief Financial Officer

Jeff D. Barlow, Chief Legal Officer

Margo Wright, Vice President – SEC Reporting

Burt Park, Assistant General Counsel